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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2004


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X         Form 40-F
                                    ---                  ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes                 No  X
                                  ---                ---


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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:

         Exhibit 99.1:     a corporate disclosure on the Company's
                           execution of a currency (Korean Won/US Dollar) swap and an interest rate swap contract on February 6, 2004, filed with the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on February 9, 2004;

         Exhibit 99.2: a fair disclosure on the number of subscribers for January 2004, filed with the KOSDAQ on February 10, 2004;

         Exhibit 99.3: a corporate disclosure on the increase in the Company's ordinary loss between the last two fiscal years, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004;

         Exhibit 99.4: a corporate disclosure on the increase in the Company's net loss between the last two fiscal years, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004;

         Exhibit 99.5: a corporate disclosure on the increase in the Company's sales between the last two fiscal years, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004;

         Exhibit 99.6: a corporate disclosure on the change in the Company's business objectives, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004;

         Exhibit 99.7: a corporate disclosure on the resolution of the Company's board of directors to call an annual general meeting of shareholders on March 26, 2004, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004;

         Exhibit 99.8: a disclosure on inquiry on a possible acquisition of Dreamline's broadband Internet access business, filed with the KOSDAQ on February 13, 2004;

         Exhibit 99.9: a fair disclosure on the announcement of the Company's unaudited financial results for the fourth quarter of 2003 and its business plan for 2004, filed with the KOSDAQ on February 17, 2004; and

         Exhibit 99.10: a press release dated February 17, 2004 on the results of the Company's operations for the fourth quarter ended December 31, 2003.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    HANARO TELECOM, INC.



Date: February 18, 2004             By:   /s/ Soon-Yub Samuel Kwon
                                          --------------------------------------
                                          Name:  Soon-Yub Samuel Kwon
                                          Title: Senior Executive Vice President



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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

99.1: a corporate disclosure on the Company's execution of a currency (Korean Won/US Dollar) swap and an interest rate swap contract on February 6, 2004, filed with the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on February 9, 2004.

99.2: a fair disclosure on the number of subscribers for January 2004, filed with the KOSDAQ on February 10, 2004.

99.3: a corporate disclosure on the increase in the Company's ordinary loss between the last two fiscal years, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004.

99.4: a corporate disclosure on the increase in the Company's net loss between the last two fiscal years, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004.

99.5: a corporate disclosure on the increase in the Company's sales between the last two fiscal years, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004.

99.6: a corporate disclosure on the change in the Company's business objectives, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004.

99.7: a corporate disclosure on the resolution of the Company's board of directors to call an annual general meeting of shareholders on March 26, 2004, filed with the Financial Supervisory Commission and KOSDAQ on February 13, 2004.

99.8: a disclosure on inquiry on a possible acquisition of Dreamline's broadband Internet access business, filed with the KOSDAQ on February 13, 2004.

99.9: a fair disclosure on the announcement of the Company's unaudited financial results for the fourth quarter of 2003 and its business plan for 2004, filed with the KOSDAQ on February 17, 2004.

99.10: a press release dated February 17, 2004 on the results of the Company's operations for the fourth quarter ended December 31, 2003.